EXHIBIT 12.1
FEDERAL EXPRESS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Six Months Ended
	November 30,		Year Ended May 31,
	2010	2009	2010	2009	2008	2007	2006

Earnings:
Income before income taxes	$573	$417	$1,059	$732	$1,846	$1,984	$1,734
Add back:
Interest expense, net of capitalized interest	—	—	—	4	19	40	54
Portion of rent expense representative of interest factor	296	278	572	576	587	580	630

Earnings as adjusted	$869	$695	$1,631	$1,312	$2,452	$2,604	$2,418

Fixed Charges:
Interest expense, net of capitalized interest	$—	$—	$—	$4	$19	$40	$54
Capitalized interest	32	38	65	58	46	32	27
Portion of rent expense representative of interest factor	296	278	572	576	587	580	630

	$328	$316	$637	$638	$652	$652	$711

Ratio of Earnings to Fixed Charges	2.6	2.2	2.6	2.1	3.8	4.0	3.4